MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 4, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 64 to Registration Statement on Form N-1A for MFS Series Trust IV ("Trust IV") on behalf of MFS Blended Research Emerging Markets Equity Fund, MFS Blended Research Global Equity Fund, and MFS Blended Research International Equity Fund (File Nos. 002-54607 and 811-02594) and Post-Effective Amendment No. 107 to Registration Statement on Form N-1A for MFS Series Trust X ("Trust X") on behalf of MFS Blended Research Growth Equity Fund, MFS Blended Research Small Cap Equity Fund, and MFS Blended Research Value Equity Fund (File Nos. 033-01657 and 811-04492) (each, a "Fund" or Collectively, the "Funds")

Ladies and Gentlemen:

On behalf of Trust IV and Trust X (the "Trusts"), this letter sets forth our responses to your comments of August 13, 2015, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs"), each filed with the Securities and Exchange Commission (the "SEC") on June 29, 2015. The PEA for Trust IV was filed on behalf of MFS Blended Research Emerging Markets Equity Fund, MFS Blended Research Global Equity Fund, and MFS Blended Research International Equity Fund, and the PEA for Trust X was filed on behalf of MFS Blended Research Growth Equity Fund, MFS Blended Research Small Cap Equity Fund, and MFS Blended Research Value Equity Fund, each for the purpose of registering each Fund as a new series of Trust IV and Trust X, respectively. Comments and responses apply to each Fund unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEAs.

Securities and Exchange Commission
September 4, 2015

Response:	As requested, in connection with the filing of the above-referenced PEAs, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:	Please include with your response letter a completed fee table and expense example for each Fund.

Response:	A completed fee table and expense example for each Fund, which will be included in each Fund's final prospectus, is attached to this letter as Exhibit I.

3.	Comment:
Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please confirm that footnote 1 to the "Fee Reductions and/or Expense Reimbursements" line of the "Annual Fund Operating Expenses" table will include a description of the expense reimbursement or waiver, the period for which the expense reimbursement or waiver is expected to continue, who can terminate the arrangement, and under what circumstances it may be terminated.

Response:
As set forth in Exhibit I, we confirm that footnote 1 to the "Fee Reductions and/or Expense Reimbursements" line of the "Annual Fund Operating Expenses" table will include a description of the expense reimbursement or waiver, the period for which the expense reimbursement or waiver is expected to continue, who can terminate the arrangement, and under what circumstances it may be terminated.

Securities and Exchange Commission
September 4, 2015

4.	Comment:
Within the "Principal Investment Strategies" section of the prospectus, please clarify that "net assets" for purposes of the 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent a Fund borrows for investment purposes, the borrowing would be included in such Fund's net assets for purposes of that Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowing for investment purposes is not a principal strategy for the Funds, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for the Funds. For funds where borrowing for investment purposes is a principal investment strategy of that fund, we would include the requested disclosure.

5.	Comment:
Please consider including applicable strategy disclosure and risk disclosure if the Fund considers investing in the following investment types to be principal strategies for the Fund: real estate investment trusts ("REITs"); foreign currencies; currency futures; foreign exchange contracts; derivatives; and fixed income securities.

Response:
We do not believe that investing in REITs, foreign currencies, currency futures, foreign exchange contracts, derivatives, or fixed income securities are principal strategies of the Funds. We believe that our current disclosure adequately describes the principal investment strategies and risks of the Funds; therefore, we respectfully decline to amend this disclosure.

6.	Comment:	Please identify active and frequent trading as a principal investment risk of the Fund if a Fund’s portfolio turnover is expected to be greater than 100% in the next year.

Response:
We do not believe active and frequent trading is a principal investment risk of the Funds. As new Funds, we disclose the risk of active and frequent trading and note that a higher portfolio turnover rate may indicate higher transactions costs.

7.	Comment:
With respect to MFS Blended Research Growth Equity Fund, MFS Blended Research Value Equity Fund, MFS Blended Research Global Equity Fund, and MFS Blended Research International Equity Fund, in the "Principal Investment Strategies" section, please provide a definition of large capitalizations as used in the following sentence: "While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations."

Securities and Exchange Commission
September 4, 2015

Response:
We are not aware of any SEC requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in a certain capitalization range; therefore, we respectfully decline to amend this disclosure. Please note that where a fund's name suggests a focus on investments in issuers in a certain capitalization range, a definition is included.

8.	Comment:
With respect to MFS Blended Research Growth Equity Fund, MFS Blended Research Value Equity Fund, MFS Blended Research Global Equity Fund, and MFS Blended Research International Equity Fund, in the "Principal Risks" section, please consider including risk disclosure regarding companies with large capitalizations.

Response:
We believe that our current disclosure as highlighted below appropriately discloses the principal risk of the Funds investing primarily in companies with large capitalizations, i.e., the risk that large capitalization companies may perform differently than other parts of the equity market.

"Stock Market Risk: The price of an equity security fluctuates in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. Prices can decrease significantly in response to these conditions, and these conditions can affect a single issuer, issuers within a broad market sector, industry or geographic region, or the market in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on stock markets. [Emphasis added]"

9.	Comment:
With respect to MFS Blended Research Global Equity Fund, please explain why including the term "global" in the Fund's name is appropriate, particularly given that the disclosure that the Fund may invest a large percentage of the Fund's assets in issuers in a single country, a small number of countries, or a particular geographic region. For example, investing at least 40% of the Fund's assets outside the United States and investing in at least three countries outside the United States would support the use of the term "global" in the Fund's name.

Securities and Exchange Commission
September 4, 2015

Response:
Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that it focuses its investments on a particular type of investment adopt a policy of investing, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by its name. The SEC made clear in the release adopting Rule 35d-1 (Release No. IC-24828) ("Name Test Adopting Release"), as well as in the "Frequently Asked Questions" published after Rule 35d-1 was adopted, that the rule does not apply where the name includes the term "global." According to the Name Test Adopting Release, the terms “international” and “global,” "connote diversification among investments in a number of different countries throughout the world," and the SEC would expect "that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." Investment Company Names, Investment Company Act Release No. 24828 at footnote 42. If Rule 35d-1 does not apply, the general test of whether a particular fund is misleading under Section 35(d) is "whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments." Investment Company Names, Investment Company Act Release No. 24848 at footnote 11. We believe the following disclosure supports the use of the term "global" in the Fund's name and the use of the term "global" in the Fund's name is not materially misleading or deceptive under Section 35(d) of the 1940 Act given the Fund's anticipated investment practices:

"MFS normally allocates the fund's investments across different countries and regions, but MFS may invest a large percentage of the fund's assets in issuers in a single country, a small number of countries, or a particular geographic region. [Emphasis added]"

10.	Comment:
With respect to MFS Blended Research International Equity Fund and MFS Blended Research Emerging Markets Equity Fund, if the Fund intends to concentrate its investments in a particular region rather than reserving the flexibility to do so, then consider whether the name of the Fund is appropriate.

Securities and Exchange Commission
September 4, 2015

Response:
We believe the name of each Fund is appropriate. Neither Fund intends to concentrate its investments in a particular region, but is reserving the flexibility to invest a large percentage of its assets in a particular region.

11.	Comment:
With respect to MFS Blended Research Growth Equity Fund and MFS Blended Research Value Equity Fund, in the "Principal Investment Strategies" section of the summary section of the Fund's prospectus, please consider adding additional details about how MFS determines whether a company is a growth company or value company.

Response:
Item 9(b)(1) of Form N-1A generally requires a fund to disclose its principal investment strategies. In addition, Item 9(b)(2) of Form N-1A specifically requires a fund to explain in general terms how the adviser decides which securities to buy or sell and then provides an example that for an equity fund, disclosure should discuss whether the fund emphasizes growth or value companies or both. We believe the following disclosure satisfies these requirements with respect to each Fund's emphasis on growth or value companies:

MFS Blended Research Growth Equity Fund - "MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies). Growth companies tend to have stock prices that are high relative to their earnings, dividends, book value, or other financial measures."

MFS Blended Research Value Equity Fund - "MFS focuses on investing the fund's assets in the stocks of companies that it believes are undervalued compared to their perceived worth (value companies). Value companies tend to have stock prices that are low relative to their earnings, dividends, assets, or other financial measures."

Item 4 of Form N-1A requires a summary description of the Fund's principal investment strategies disclosed under Item 9.

The summary section of the prospectus includes the following disclosure:

MFS Blended Research Growth Equity Fund - "MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies)."

Securities and Exchange Commission
September 4, 2015

MFS Blended Research Value Equity Fund - "MFS focuses on investing the fund's assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies)."

The determination of whether a company is a growth company or a value company is based on MFS' subjective determination about whether a company has above average growth potential compared to other companies for a growth company or whether a company is undervalued compared to its perceived worth for a value company.  We believe our disclosure is consistent with the requirements of Item 9 and Item 4 and are not aware of any requirement to disclose the specifics of MFS' subjective determination of whether a company is a growth company or value company. Therefore, we respectfully decline to amend our disclosure.

12.	Comment:
With respect to MFS Blended Research Growth Equity Fund and MFS Blended Research Value Equity Fund, please confirm whether either Fund intends to concentrate in any particular industry or group of industries. If so, please consider including disclosure in the "Principal Investment Strategies" and "Principal Risks" to reflect this strategy.

Response:	Neither Fund intends to concentrate its investments in any particular industry or group of industries as disclosed in the following fundamental investment restriction:

"As a fundamental investment restriction, the Fund: (6) May not purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry."

Securities and Exchange Commission
September 4, 2015

13.	Comment:
With respect to MFS Blended Research Small Cap Equity Fund, MFS Blended Research Global Equity Fund, and MFS Blended Research International Equity Fund, in the "Principal Investment Strategies" section of the summary section of the Fund's prospectus, please describe additional details about how securities are selected for the Funds.

Response:
Item 9(b)(2) requires a fund to explain in general terms how the adviser decides which securities to buy or sell. Using MFS Blended Research Global Equity Fund as an example (the disclosure for the other Funds is substantially similar), we believe the following disclosure satisfies this requirement to generally describe how MFS determines which securities to buy and sell:

"MFS uses a bottom-up approach to buying and selling investments for the fund.  Investments are selected primarily based on blending fundamental and quantitative research. MFS uses fundamental analysis of individual issuers and their potential in light of their financial condition and market, economic, political, and regulatory conditions to create a fundamental rating for an issuer. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. MFS uses quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors to create a quantitative rating for an issuer. When MFS quantitative research is available but MFS fundamental research is not available, MFS considers the issuer to have a neutral fundamental rating. MFS then constructs the portfolio considering the blended rating from combining the fundamental rating and the quantitative rating, as well as issuer, industry, and sector weightings, market capitalization, measures of expected volatility of the fund's returns (e.g., predicted beta and predicted tracking error), and other factors, with a goal of constructing a portfolio that over time has a consistent level of active risk compared to the MSCI All Country World Index. Active risk is the risk resulting from investment selection rather than market risk."

Item 4 of Form N-1A requires a summary description of the Fund's principal investment strategies disclosed under Item 9.

The summary section of the prospectus for MFS Blended Research Global Equity Fund includes the following disclosure:

"MFS uses a bottom-up approach to buying and selling investments for the fund. Investments are selected primarily based on blending fundamental and quantitative research. MFS uses fundamental analysis of individual issuers to create a fundamental rating for an issuer.  MFS uses quantitative models to create a quantitative rating for an issuer. MFS then constructs the portfolio considering the blended rating from combining the fundamental rating and the quantitative rating, as well as issuer, industry, and sector weightings, market capitalization, measures of expected volatility of the fund's return (e.g., predicted beta and predicted tracking error), and other factors, with a goal of constructing a portfolio that over time has a consistent level of active risk compared to the MSCI All Country World Index. Active risk is the risk resulting from investment selection rather than market risk."

Securities and Exchange Commission
September 4, 2015

We believe this disclosure is consistent with the requirements of Item 4 and Item 9 of Form N-1A; therefore, we respectfully decline to provide additional, more detailed disclosure.

14.	Comment:
In the "Principal Investment Strategies" section for each Fund, MFS' securities selection disclosure includes the terms "predicted beta" and "predicted tracking error." Please provide a definition of these terms or revise in plain English.

Response:
In constructing the portfolio, MFS considers a number of factors including the fundamental and quantitative rating, issuer, industry and sector weightings, and market capitalization. In addition, MFS considers expected measures of volatility of the Fund's returns, including predicted beta and predicted tracking error. Because the disclosure already makes it clear that predicted beta and predicted tracking error are measures of expected volatility, we do not believe including the specific definitions of the terms "predicted beta" and "predicted tracking error" are necessary or helpful to an investor's understanding of the investment strategy of the Fund. The important point is that expected measures of the volatility of the Fund's returns are considered in constructing the portfolio not the statistical methodology for calculating predicted beta or predicted tracking error. Therefore, we respectfully decline to make any changes.

15.	Comment:
The "Principal Investment Strategies" section of the statutory prospectus states that MFS manages the Fund "with a goal of constructing a portfolio that over time has a consistent level of active risk compared to the [Applicable Fund Index]." Please clarify whether the Fund intends to beat its index or track its index.

Response:
We believe that the disclosure as currently stated is clear that the Fund does not seek to track an index. The "Principal Investment Strategies" disclosure clearly describes the Fund's investment selection process of blending fundamental and quantitative research without any reference to selecting only those securities contained in an index or tracking the performance of an index. The only reference to an index is in the context of creating a portfolio with a consistent level of active risk compared to an index. Therefore, we respectfully decline to revise this disclosure.

Securities and Exchange Commission
September 4, 2015

16.	Comment:
Please move the last sentence in the "Principal Investment Strategies" section ("Active risk is the risk resulting from investment selection rather than market risk.") to the "Principal Risks" section.

Response:
We believe that the sentence referenced above belongs in the "Principal Investment Strategies" section of the statutory prospectus because it defines the term "active risk" which is used in the preceding sentence and does not describe a principal risk of investing in the Fund:

"…MFS then constructs the portfolio considering the blended rating from combining the fundamental rating and the quantitative rating, as well as issuer, industry, and sector weightings, market capitalization, measures of expected volatility of the fund's returns (e.g., predicted beta and predicted tracking error), and other factors, with a goal of constructing a portfolio that over time has a consistent level of active risk compared to the [Applicable Fund Index].  Active risk is the risk resulting from investment selection rather than market risk [emphasis added]."

17.	Comment:
The "Investment Strategy Risk" in the "Principal Risks" section states "When MFS quantitative research is available but MFS fundamental research is not available, MFS considers the issuer to have a neutral fundamental rating." Please explain when fundamental research would not be available.

Response:
MFS fundamental research is not available for all issuers in a Fund's investing universe because the universe may be very large and/or some of the issuers in the universe may be very small. As a result, not all of the issuers in a Fund's investing universe may be covered by MFS analysts.

18.	Comment:
If the "Foreign and Emerging Markets Risk" in the "Principal Risks" section is meant to cover American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), and Global Depositary Receipts (collectively "Depositary Receipts") then include a specific reference to Depositary Receipts.

Response:
The Fund may invest in Depositary Receipts. We believe the risk of investing in Depositary Receipts is appropriately covered by the following foreign and emerging markets risk disclosure. Our foreign and emerging markets risk disclosure is written broadly to include securities of foreign companies and other securities that result in exposure to foreign markets such as Depositary Receipts or multinational companies.

Securities and Exchange Commission
September 4, 2015

"Exposure to foreign markets, especially emerging markets, through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions."

19.	Comment:
With respect to MFS Blended Research Emerging Markets Equity Fund, please consider separating Foreign Risk and Emerging Markets Risk in the "Principal Risks" section of the summary section of the Fund's prospectus.

Response:	With respect to MFS Blended Research Emerging Markets Fund, we will separate these risks as follows:

"Foreign ~~and Emerging Markets~~ Risk: Exposure to foreign markets~~, especially emerging markets,~~ through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market."

"Emerging Markets Risk: Investments in emerging markets can involve additional and greater risks than the risks associated with investments in developed foreign markets. Emerging markets can have less developed markets, greater custody and operational risk, less developed legal, regulatory, and accounting systems, and greater political, social, and economic instability than developed markets."

20.	Comment:
With respect to MFS Blended Research Emerging Markets Equity Fund, please disclose how the Fund determines if a country is an emerging markets country in the "Principal Investment Strategies" section of the summary section of the prospectus.

Response:	We will revise the disclosure in the "Principal Investment Strategies" section of the summary prospectus as follows:

Securities and Exchange Commission
September 4, 2015

"MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests at least 80% of the fund’s net assets in equity securities of issuers that are tied economically to emerging market countries. Emerging market countries are countries whose financial and capital markets are in the development phase and include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe. MFS may also invest in equity securities of issuers that are not tied economically to emerging market countries."

21.	Comment:
With respect to MFS Blended Research Global Equity Fund, MFS Blended Research International Equity Fund, and MFS Blended Research Emerging Markets Equity Fund, in the "Liquidity Risk" paragraph in the "Principal Risks" section of the statutory prospectus, please add disclosure addressing liquidity risk specific to foreign markets, particularly regarding the timing of trades and the likelihood of illiquid foreign securities.

Response:
We believe that our current disclosure, which includes both Emerging Markets Risk and Liquidity Risk as shown below, adequately describes the principal investment risks of MFS Blended Research Global Equity Fund, MFS Blended Research International Equity Fund, and MFS Blended Research Emerging Markets Equity Fund. We do not believe it is necessary to customize liquidity risk for each investment type or market in which a Fund invests. However, we will revise the "Emerging Markets Risk" disclosure to reference trading volume as follows:

"Emerging Markets Risk: Emerging market investments can involve additional and greater risks than the risks associated with investments in developed foreign markets securities. Emerging markets typically have less developed economies and markets, greater custody and operational risk, less developed legal, regulatory, and accounting systems, less trading volume, and more government involvement in the economy than developed countries. Emerging markets can also be subject to greater political, social, and economic instability. These factors can make emerging market investments more volatile and less liquid than investments in developed markets."

"Liquidity Risk:  Certain investments and types of investments are subject to restrictions on resale, may trade in the over-the-counter market, or may not have an active trading market due to adverse market, economic, industry, political, regulatory, geopolitical, and other conditions. At times, all or a large portion of segments of the market may not have an active trading market. Without an active trading market, it may be difficult to value, and it may not be possible to sell, these investments and the fund may have to sell certain of these investments at a price or time that is not advantageous in order to meet redemptions or other cash needs."

Securities and Exchange Commission
September 4, 2015

22.	Comment:
Please confirm that in the performance table in the section titled "Performance Information of Similarly-Managed Accounts," the figures shown in the line "Composite (net)" reflect the netting of all actual fees incurred by the accounts. It is noted that Global Investment Performance Standards ("GIPS") could permit netting only management fees.

Response:
We believe that it is reasonable to provide performance for the "Composite (net)" that has been calculated in accordance with GIPS, which requires the deduction of the maximum applicable management fee charged by MFS for accounts included in the Composite and reflects the effect of brokerage/transaction costs and dividend withholding taxes. While GIPS-calculated performance does not require the deduction of other expenses incurred by pooled vehicles (e.g., distribution, custody, transfer agency, legal, audit, etc.) ("Non- Management Fee Expenses"), we believe this presentation is justified and not misleading in view of the fact that additional lines labeled "Adjusted for Class [X] Expenses" include Composite performance adjusted to reflect all Fund expenses, including Non-Management Fee Expenses, that are expected to be borne by shareholders of each class of shares of the Fund.

23.	Comment:
Please confirm that MFS has the necessary records to support the calculation of the performance of Similarly-Managed Accounts, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	MFS maintains the required records for the performance of Similarly-Managed Accounts presented in the section titled "Performance Information of Similarly-Managed Accounts" in the Fund's prospectus.

Securities and Exchange Commission
September 4, 2015

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary

Securities and Exchange Commission
September 4, 2015

Exhibit I

MFS Blended Research Emerging Markets Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.97%	1.97%	1.97%	1.97%	1.97%	1.97%	1.97%	1.97%	1.93%
Total Annual Fund Operating Expenses	2.97%	3.72%	3.72%	2.72%	3.72%	3.22%	2.97%	2.72%	2.68%
Fee Reductions and/or Expense Reimbursements1	(1.73)%	(1.73)%	(1.73)%	(1.73)%	(1.73)%	(1.73)%	(1.73)%	(1.73)%	(1.73)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.24%	1.99%	1.99%	0.99%	1.99%	1.49%	1.24%	0.99%	0.95%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that ‘‘Total Annual Fund Operating Expenses” do not exceed 1.24% of the fund’s average daily net assets annually for each of Class A and Class R3 shares, 1.99% of the fund’s average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.99% of the fund’s average daily net assets annually for each of Class I and Class R4 shares, 1.49% of the fund’s average daily net assets annually for Class R2 shares, and 0.95% of the fund’s average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least December 31, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$694	$1,246
Class B Shares assuming
redemption at end of period	$602	$1,236
no redemption at end of period	$202	$936
Class C Shares assuming
redemption at end of period	$302	$936
no redemption at end of period	$202	$936
Class I Shares	$101	$636
Class R1 Shares	$202	$936
Class R2 Shares	$152	$787
Class R3 Shares	$126	$712
Class R4 Shares	$101	$636
Class R5 Shares	$97	$624

Securities and Exchange Commission
September 4, 2015

MFS Blended Research Global Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.85%	1.85%	1.85%	1.85%	1.85%	1.85%	1.85%	1.85%	1.81%
Total Annual Fund Operating Expenses	2.60%	3.35%	3.35%	2.35%	3.35%	2.85%	2.60%	2.35%	2.31%
Fee Reductions and/or Expense Reimbursements1	(1.71)%	(1.71)%	(1.71)%	(1.71)%	(1.71)%	(1.71)%	(1.71)%	(1.71)%	(1.71)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.89%	1.64%	1.64%	0.64%	1.64%	1.14%	0.89%	0.64%	0.60%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.89% of the fund's average daily net assets annually for each of Class A and Class R3 shares, 1.64% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.64% of the fund's average daily net assets annually for each of Class I and Class R4 shares, 1.14% of the fund's average daily net assets annually for Class R2 shares, and 0.60% of the fund's average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least December 31, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$661	$1,142
Class B Shares assuming
redemption at end of period	$567	$1,128
no redemption at end of period	$167	$828
Class C Shares assuming
redemption at end of period	$267	$828
no redemption at end of period	$167	$828
Class I Shares	$65	$525
Class R1 Shares	$167	$828
Class R2 Shares	$116	$678
Class R3 Shares	$91	$602
Class R4 Shares	$65	$525
Class R5 Shares	$61	$513

Securities and Exchange Commission
September 4, 2015

MFS Blended Research Growth Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.

The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.79%
Total Annual Fund Operating Expenses	2.48%	3.23%	3.23%	2.23%	3.23%	2.73%	2.48%	2.23%	2.19%
Fee Reductions and/or Expense Reimbursements1	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.74%	1.49%	1.49%	0.49%	1.49%	0.99%	0.74%	0.49%	0.45%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.74% of the fund's average daily net assets annually for each of Class A and Class R3 shares, 1.49% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.49% of the fund's average daily net assets annually for each of Class I and Class R4 shares, 0.99% of the fund's average daily net assets annually for Class R2 shares, and 0.45% of the fund's average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$646	$1,146
Class B Shares assuming
redemption at end of period	$552	$1,132
no redemption at end of period	$152	$832
Class C Shares assuming
redemption at end of period	$252	$832
no redemption at end of period	$152	$832
Class I Shares	$50	$529
Class R1 Shares	$152	$832
Class R2 Shares	$101	$682
Class R3 Shares	$76	$606
Class R4 Shares	$50	$529
Class R5 Shares	$46	$517

Securities and Exchange Commission
September 4, 2015

MFS Blended Research International Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.89%	1.89%	1.89%	1.89%	1.89%	1.89%	1.89%	1.89%	1.85%
Total Annual Fund Operating Expenses	2.64%	3.39%	3.39%	2.39%	3.39%	2.89%	2.64%	2.39%	2.35%
Fee Reductions and/or Expense Reimbursements1	(1.75)%	(1.75)%	(1.75)%	(1.75)%	(1.75)%	(1.75)%	(1.75)%	(1.75)%	(1.75)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.89%	1.64%	1.64%	0.64%	1.64%	1.14%	0.89%	0.64%	0.60%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.89% of the fund's average daily net assets annually for each of Class A and Class R3 shares, 1.64% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.64% of the fund's average daily net assets annually for each of Class I and Class R4 shares, 1.14% of the fund's average daily net assets annually for Class R2 shares, and 0.60% of the fund's average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least December 31, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$661	$1,149
Class B Shares assuming
redemption at end of period	$567	$1,135
no redemption at end of period	$167	$835
Class C Shares assuming
redemption at end of period	$267	$835
no redemption at end of period	$167	$835
Class I Shares	$65	$533
Class R1 Shares	$167	$835
Class R2 Shares	$116	$685
Class R3 Shares	$91	$609
Class R4 Shares	$65	$533
Class R5 Shares	$61	$520

Securities and Exchange Commission
September 4, 2015

MFS Blended Research Small Cap Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.79%
Total Annual Fund Operating Expenses	2.73%	3.48%	3.48%	2.48%	3.48%	2.98%	2.73%	2.48%	2.44%
Fee Reductions and/or Expense Reimbursements1	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.99%	1.74%	1.74%	0.74%	1.74%	1.24%	0.99%	0.74%	0.70%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that ‘‘Total Annual Fund Operating Expenses” do not exceed 0.99% of the fund’s average daily net assets annually for each of Class A and Class R3 shares, 1.74% of the fund’s average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.74% of the fund’s average daily net assets annually for each of Class I and Class R4 shares, 1.24% of the fund’s average daily net assets annually for Class R2 shares, and 0.70% of the fund’s average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least September 30, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$670	$1,218
Class B Shares assuming
redemption at end of period	$577	$1,206
no redemption at end of period	$177	$906
Class C Shares assuming
redemption at end of period	$277	$906
no redemption at end of period	$177	$906
Class I Shares	$76	$606
Class R1 Shares	$177	$906
Class R2 Shares	$126	$757
Class R3 Shares	$101	$682
Class R4 Shares	$76	$606
Class R5 Shares	$72	$594

Securities and Exchange Commission
September 4, 2015

MFS Blended Research Value Equity Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.

You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers or Reductions” on page 7 of the fund’s Prospectus and “Waivers of Sales Charges” on page H-1 of the fund’s Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.83%	1.79%
Total Annual Fund Operating Expenses	2.48%	3.23%	3.23%	2.23%	3.23%	2.73%	2.48%	2.23%	2.19%
Fee Reductions and/or Expense Reimbursements1	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%	(1.74)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.74%	1.49%	1.49%	0.49%	1.49%	0.99%	0.74%	0.49%	0.45%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.74% of the fund's average daily net assets annually for each of Class A and Class R3 shares, 1.49% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.49% of the fund's average daily net assets annually for each of Class I and Class R4 shares, 0.99% of the fund's average daily net assets annually for Class R2 shares, and 0.45% of the fund's average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2016.

Securities and Exchange Commission
September 4, 2015

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$646	$1,146
Class B Shares assuming
redemption at end of period	$552	$1,132
no redemption at end of period	$152	$832
Class C Shares assuming
redemption at end of period	$252	$832
no redemption at end of period	$152	$832
Class I Shares	$50	$529
Class R1 Shares	$152	$832
Class R2 Shares	$101	$682
Class R3 Shares	$76	$606
Class R4 Shares	$50	$529
Class R5 Shares	$46	$517